As filed with the Securities and Exchange Commission on January 9, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Triloma EIG Energy Income Fund

(Name of Subject Company (Issuer))

Triloma EIG Energy Income Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Hope Newsome

Triloma Financial Group, LLC

201 North New York Avenue

Suite 200

Winter Park, FL 32789

(407) 636-7115

Robert Vitale

EIG Global Energy Partners, LLC

1700 Pennsylvania Avenue NW

Suite 800

Washington, DC 20006

(202) 600-3300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

DECHERT LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$ 466,088.94	$ 58.03

(a)                                 Calculated as the aggregate maximum value of Shares being purchased.

(b)                                 Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 58.03

Form or Registration No.: Schedule TO

Filing Party: Triloma EIG Energy Income Fund

Date Filed: November 27, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.

☒          Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on November 27, 2017 with the Securities and Exchange Commission by Triloma EIG Energy Income Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”) in connection with the Fund’s offer to purchase up to 17,301 shares of its issued and outstanding common shares (the “Shares”) at a purchase price of $27.21 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Fund’s Offer to Purchase dated November 27, 2017 and related Letter of Transmittal.

The Offer terminated on December 26, 2017 (at 5:00 p.m., Eastern Time (the “Expiration Date”)) in accordance with its terms. As of the Expiration Date, no Shares were validly tendered pursuant to the Offer and not withdrawn. As of December 31, 2017 in accordance with the terms of the Offer, the Fund did not accept for payment any Shares pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRILOMA EIG ENERGY INCOME FUND

Date January 9, 2018		/s/ Deryck Harmer
	By:	Deryck Harmer
	Title:	Chief Executive Officer